Exhibit 99.3

Subaru of America Chooses NICE Cloud-Based Sales Performance
Management (SPM) Solution to Tackle Large-Scale Performance
Requirements

NICE SPM to manage sales compensation for 30,000 Subaru of America payees across the U.S.

Paramus, New Jersey – July 13, 2016 – NICE (NASDAQ: NICE) announced today that Subaru of America has selected NICE cloud-based Sales Performance Management (SPM) to handle sales compensation for 30,000 employees, car retailers, sales and service personnel. As part of the incentive compensation project, NICE SPM will manage sales compensation planning, calculations, compensation statements, reports, inquiries and disputes.

Several factors influenced Subaru of America’s decision to choose NICE over a number of competitors. The company found NICE SPM to be agile and very user friendly while addressing the complexity and performance requirements of large-scale sales compensation. The solution was also flexible enough to adapt to its growing business needs.

“We are pleased that Subaru of America chose our SPM solution to handle their sales compensation needs,” said Tom Dziersk, President, NICE Americas. “It is a testament to our solution’s ability to combine real-time performance and scalability, critical for complex, large-scale sales operations, with the simplicity and ease-of-use expected by business users.”

About NICE ICM
NICE Sales Performance Management (SPM) helps large organizations manage sales compensation to improve sales performance. NICE SPM handles complex incentive compensation management (ICM) needs, automates sales operation processes, manages territories and quotas, and delivers sales performance analytics. For more information, click here.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Dziersk, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.